

November 20, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     ETF Series Solutions
        Issuer CIK:      0001540305
        Issuer File Number:   333-179562 / 811-226688
        Form Type:     8-A12B
        Filing Date:    November 20, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Aptus Large Cap Upside ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications